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June 13, 2023	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Irving

Bonnie Baynes

Jessica Livingston

David Lin

Division of Corporation Finance

Office of Crypto Assets

Re:	GSR II Meteora Acquisition Corp.

Revised Preliminary Proxy Statement on Schedule 14A

Filed May 12, 2023

File No. 001-41305

To the addressees set forth above:

On behalf of our client, GSR II Meteora Acquisition Corp. (the “Company”), we submit this letter supplementing the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 26, 2023 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission by the Company on May 12, 2023. The Company has filed a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) through EDGAR on June 8, 2023.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy Statement.

June 13, 2023

Preliminary Proxy Statement on Schedule 14A

General

2.

We note your response to prior comment 3 and reissue it in part. Please tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: To supplement the Company’s initial responses submitted on June 8, 2023, the Company respectfully advises the Staff that no one or entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with a non-U.S. person.

June 13, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.

Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:    Gus Garcia, Co-Chief Executive Officer, GSR II Meteora Acquisition Corp.

Lewis Silberman, Co-Chief Executive Officer, GSR II Meteora Acquisition Corp.

Thomas Laughlin, Esq., Kirkland & Ellis LLP

Matthew Pacey, Esq., Kirkland & Ellis LLP